VIA EDGAR

                                                                 August 19, 2004

U.S. Securities and Exchange
Commission Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Mr. John Ganley

       Application for Withdrawal of Registration Statement:
       IQ Rising Interest Rate Fund Inc. (File Nos. 333-116448 and 811-21592)(1)

Ladies and Gentlemen:

      On behalf of IQ Rising Interest Rate Fund Inc. (the "Registrant"), we request that the U.S. Securities and Exchange Commission consent to the withdrawal of the Registrant's registration statement, filed with the Commission on June 14, 2004 on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940. The Registrant is withdrawing its registration statement because it has elected not to go forward with the registration process and expects to dissolve the corporation.

      If you have any questions concerning the foregoing, please contact Jay Spinola, Esq. of Shearman & Sterling, counsel to the Registrant, at (212) 848-7187.

                                               Very truly yours,

                                               IQ Rising Interest Rate Fund Inc.

                                               /s/ Mitchell M. Cox
                                               ---------------------------------
                                               Name:  Mitchell M. Cox
                                               Title: President

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(1)   We call your  attention  to the fact that the name of the fund was changed from IQ Rising Rate Fund Inc. to IQ Rising Interest Rate Fund Inc.